

Mail Stop 3720

December 31, 2009

Via U.S. Mail and Facsimile

Mr. Jeffrey W. Epstein
President
TerreStar Corporation
12010 Sunset Hills Road
Reston, VA 20190

> **RE: TerreStar Corporation**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 12, 2009, as amended March 27, 2009**
> **File No. 001-33546**

Dear Mr. Epstein:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for fiscal year ended December 31, 2008

Item 10. Directors, Executive Officer and Corporation Governance, page 2

Board Committees and Meetings, page 4

1.   We note that Mr. Rayner is a member of the audit committee. Please explain how Mr. Rayner is independent according to Exchange Act Rule 10A-3 and the Marketplace Rules of The Nasdaq Stock Market, Inc. Specifically address the consideration you have given

to the fact that Mr. Rayner is Chief Administrative Officer of EchoStar Corporation, a company that beneficially owns a significant amount of TerreStar's common stock and has the right to nominate members of the board of directors.

Item 11. Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Compensation Philosophy, page 7

2.   We note your disclosure on page seven, related to the Compensation Committee's review of compensation survey data of comparable companies in determining competitive levels of overall executive compensation. It appears that the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes. If so, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.   For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   We note your disclosure on page seven stating, "the Compensation Committee regularly seeks input from independent compensation consultants prior to making any final determinations." In future filings, please identify all compensation consultants the Compensation Committee retained to help review and assess the company's compensation practices, and discuss the consultant's role in the compensation-setting practices and decisions. We note the Compensation Committee's use of Strategic Compensation Research Associates and Mercer in the past.

Cash Incentives, page 8

4.   In future filings, please identify the performance metrics that apply to each named executive officer, the relative weight assigned to each metric and whether the performance targets were met, not met or exceeded. Disclose whether the Compensation Committee may use its discretion to award bonus amounts above or below the target bonus amounts and whether the committee in fact exercised its discretion. In this regard, we note your disclosure in footnote three to the Grants of Plan-Based Awards table on page 12, discussing that the Compensation Committee may elect to award bonus amounts in excess of target bonus amounts.

Equity Incentives, page 16

5.   In future filings, please discuss how and why you awarded the particular type and amounts of equity incentives to each named executive officer.

Outstanding Equity Awards at Fiscal Year-End 2008

6.   In future filings, please disclose the vesting dates of options, shares of stock and equity incentive plan awards through footnote disclosure. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 14

7.   Please briefly summarize the definitions of "Cause," "Permanent Disability," "Good Reason," and "Change in Control Position Modification" in the employment agreements of Mr. Epstein and Mr. Matheson.

8.   Please refer to the table of Mr. Epstein's potential payments upon termination or change in control and the amount of cash severance for termination for good reason by Mr. Epstein or without cause by TerreStar. Footnote (2) indicates that cash severance in these circumstances is equal to the sum of 75% of Mr. Epstein's base salary and 100% of Mr. Epstein's cash bonus; however, the disclosure 14 indicates that Mr. Epstein will receive one-half of his base salary and target bonus. Please explain this discrepancy.

9.   In footnote (1) to each of the tables on page 15 regarding Mr. Epstein and Mr. Matheson, you disclose that, "As of December 31, 2008 the exercise price of his unvested stock options and restricted stock awards exceeded the fair market value of our common stock on that date and therefore the unvested stock options and restricted stock awards were determined to not have any value for purposes of this calculation." Please explain this disclosure as it applies to the vesting of restricted stock awards

Director Compensation, page 16

10.   In future filings, provide footnote disclosure of the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or a discussion in the management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to the Instruction to Item 402(c)(2)(v) and (vi).

11.   In future filings, provide the disclosure required by the Instruction to Item 402(k)(2)(iii) and (iv), including the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

12.   In future filings, please provide the address of each beneficial owner of more than five percent of the company's voting securities. Refer to Item 403 of Regulation S-K. We note you did not provide the addresses of certain 5% stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 18

13.   In future filings, please include all required disclosure of Item 404 of Regulation S-K regarding related party transactions. For example, we note that Harbinger Capital Partners and EchoStar Corporation have purchased your debt. Please provide the disclosure required by Item 404(a)(5) regarding the indebtedness. As another example, we note your disclosure in the notes to the financial statements on pages F-39 and F-40 of the Form 10-K filed on March 12, 2009, discussing that the company recorded costs of $600,000 to related parties for fiscal year ended December 31, 2008. We also note that Harbinger Capital Partners is a significant beneficial holder of securities in SkyTerra Communications, Inc. as well as in the company.

14.   In future filings, please elaborate on your policies and procedures with respect to related party transactions. For example, discuss whether independent or non-interested directors approve or ratify related party transactions. Disclose the categories of transactions that are deemed to be pre-approved by the board. Furthermore, in light of the material transactions you have engaged in with Harbinger Capital Partners and EchoStar Corporation and their significant beneficial ownership in you, please describe how you applied your policies and procedures to those material transactions.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director